# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Calamos Aksia Private Equity and Alternatives Fund, CIK 0002047442
CUSIP: 12811C305
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 2020 Calamos Ct, Naperville, Illinois (IL), 60563
Date of event which requires filing of this statement: 06/26/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002083175

## Reporting persons
- Alexander Pissios: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,179,043; shared voting power 0; sole dispositive power 1,179,043; shared dispositive power 0; aggregate amount beneficially owned 1,179,043 (5.8% of the class)
  Comment: The percentage reflected in Row 11 was calculated based on dividing the total net assets of $204,200,000 by the $10.02 NAV reported on www.acprivatemarkets.com as of 8/11/2025. That calculation equals 20,379,241 shares outstanding.

## Item 1. Issuer
Name of issuer: Calamos Aksia Private Equity and Alternatives Fund
Address of issuer's principal executive offices: 2020 Calamos Ct Naperville, IL, 60563

## Item 2. Person Filing
Name of person filing: Alexander Pissios
Address of principal business office or, if none, residence:
232 N. Carpenter St.
Chicago, IL 60607
Citizenship: Alexander Pissios - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,179,043

Mr. Pissios serves as trustee of the AP Investment Trust (the "AP Trust"), which held 1,179,043 shares as of the date of this report.
Percent of class: 5.8
Sole power to vote or to direct the vote: 1,179,043
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,179,043
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Alexander Pissios: /s/ Alexander Pissios, Self (08/25/2025)